UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the nine months ended September 30, 2009.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2009

Highlights

•	SQM reported revenues of US$1,049.2 million for the first nine months of 2009, a decrease from the US$1,376.2 million of the same period of the previous year.

•	Earnings per ADR totaled US$0.96 for the first nine months, compared to US$1.45 for the same period of 2008.

Santiago, Chile, October 27, 2009.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first nine months of 2009 of US$251.7 million (US$0.96 per ADR), a decrease of 34.0% with respect to the same period of 2008, when earnings totaled US$381.1 million (US$1.45 per ADR). Operating income reached US$342.0 million (32.6% of revenues), 29.0% lower than the US$481.4 million (35.0% of revenues) recorded during the first nine months of 2008. Revenues totaled US$1,049.2 million for the first nine months, representing a decrease of 23.8% over the US$1,376.2 million reported in the same period of 2008.

Third quarter earnings declined to US$82.3 million (US$0.31 per ADR) compared to the third quarter 2008 figure of US$190.6 million (US$0.72 per ADR). Operating income for the third quarter reached US$110.1 million, lower than the US$239.1 million recorded for the same period of 2008. Revenues totaled US$383.5 million, lower than the third quarter 2008 revenues, which amounted to US$589.1 million.

Patricio Contesse, SQM’s Chief Executive Officer, stated, “Although quarterly earnings are significantly lower than those recorded in the third quarter last year, this decline is overstated given that 3Q08 was the highest quarter ever recorded in company history. Additionally, net income recorded in 3Q09 is 98% higher than net income posted in 3Q07, making 3Q09 earnings the second highest third quarter earnings reported.”

He continued, “We believe that markets have bottomed out across all of our business lines and are beginning to turn around. The recovery process is slow and will most likely remain slow in the following year. In the case of potassium-related fertilizers, prices in the second half of this year have been lower than in the first half, so it is reasonable to expect that average prices for 2010 for all of our fertilizer products should be lower than average prices in 2009.  However, we expect moderately higher volumes from our Specialty Plant Nutrition division and significantly higher potash volumes for next year, in line with the announced capacity increase.”

Mr. Contesse commented, “In the case of iodine and lithium, demand has followed a similar trend compared to our specialty fertilizer business, and we have observed signs that indicate that demand has started to recover. Considering that most of our clients have adopted conservative purchasing policies, we expect demand to recover slowly during the next year.”

Mr. Contesse concluded, “The underlying fundamentals in all of our businesses remain strong, and we are confident about the medium- and long-term prospects for all of them.  We believe that by the end of 2010 demand levels for all of our businesses should reach pre-crisis levels and begin to grow at the high growth rates observed before the economic crisis. The year 2010 will be a transition year that should be followed by a growth period positively influenced by our increased potash production, higher demand for lithium battery technologies, increased demand of nitrates for solar energy storage and the potentially better pricing conditions that should accompany demand growth.”

Segment Analysis

Specialty Plant Nutrition (SPN)

Specialty plant nutrition revenues for the first nine months of 2009 totaled US$481.7 million, 38.8% lower than the US$787.5 million recorded for the same period in 2008.

Third quarter 2009 revenues reached US$170.4 million, a decrease of 50.0% over the US$341.1 million recorded in 2008.

Generalized economic uncertainty at the end of last year undermined demand in fertilizer markets. Although demand has been sluggish in this industry, we believe that markets in general have reached a turning point and are beginning to recover, albeit at a slow pace. Some buyers remain skeptical of prices awaiting the conclusion of Chinese potash negotiations. Product continues to move at a slow rate as buyers purchase only necessary quantities, reluctant to accumulate inventories.

While volumes fell substantially year over year in the third quarter, we have observed slightly higher volumes in 3Q09 compared to 2Q09. Prices for our SPN products have contracted in line with price movements in the potash industry, although not to the extent seen in the commodity market. Given the volatility of fertilizer markets in recent months, it is difficult to accurately forecast future prices. Considering that second half average prices in 2009 are lower than first half, we anticipate that 2010 prices in our SPN business line will be lower than our 2009 average prices.

Although our SPN business line has been hard hit by events in the potash industry, underlying fundamentals for this business, such as the need to achieve high yields and premium quality crops while utilizing water and land resources efficiently, remain intact. SPN markets will undoubtedly reach pre-crisis levels and continue to grow at the accelerated rates observed during the years leading up to 2008. We anticipate, however, that the recovery process will be gradual and that buyers in this industry will maintain conservative buying policies in the coming months. Volumes should tend to normalize by the end of 2010, and we expect volumes for 2010 in this business line to be higher than expected volumes for 2009, although below 2008 levels. Although it is difficult to predict future prices given volatility observed during recent periods, it is possible that towards the end of 2010, in conjunction with normalized demand, we observe a positive trend in pricing conditions.

Specialty Plant Nutrition gross margin (1) for the first nine months of 2009 accounted for approximately 44% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the first nine months of 2009 totaled US$138.1 million, a 28.1% decrease with respect to the US$192.2 million reported for the first nine months of 2008.

Iodine and derivatives revenues for the third quarter of 2009 amounted to US$46.3 million, a 30.4% decrease with respect to the US$66.5 million recorded the previous year.

The significant decline in demand that our clients faced during last year and the beginning months of this year was reflected in a substantial decrease in demand for our iodine products during the first nine months of this year.

We expect that 4Q09 sales volumes should be higher than the average of the first three quarters of this year. We maintain a conservative approach regarding market recovery in the short term.  Volumes should continue to recover in the coming quarters and tend to normalize by the end of 2010. We expect volumes for the year 2010 to be below 2008 levels but to improve in comparison to 2009 volumes.

As with all of our business lines, underlying fundamentals in the iodine industry remain strong, and our long-term outlook for iodine remains optimistic.

Gross margin for the Iodine and Derivatives segment accounted for approximately 14% of SQM’s consolidated gross margin in the first nine months of 2009.

Lithium and Derivatives

Revenues for the Lithium and Derivatives segment totaled US$84.4 million during the first nine months of 2009, a decrease of 38.7% with respect to the US$137.7 million recorded for the first nine months of 2008.

Third-quarter 2009 lithium revenues decreased 35.9% with respect to the third quarter of 2008, amounting to US$31.9 million, compared to US$49.8 million in 2008.

Approximately four weeks ago, SQM announced a price decrease of 20% for its lithium business line. The company anticipates that these new prices levels will accelerate demand recovery and create incentives for new applications. These lower prices should impact average prices for 2010 which will be lower on average than 2009 prices.

Volumes observed in 3Q09 were higher than those observed in the previous quarters of this year which establishes a positive trend that we anticipate should continue into the following quarters and the coming years. In line with expected market recovery, we anticipate that sales volumes for 2010 will be higher than sales volumes expected for 2009.

Our long-term outlook for the lithium market is optimistic as new applications will drive the growth of this market in the coming years.

Gross margin for the Lithium and Derivatives segment accounted for approximately 11% of SQM’s consolidated gross margin in the first nine months of 2009.

Potassium Chloride

Potassium chloride revenues for the first nine months of 2009 totaled US$210.6 million, a 130.7% increase with respect to the first nine months of 2008, when revenues amounted to US$91.3 million.

Potassium chloride revenues grew 50.2% in the third quarter, reaching US$77.8 million, compared to US$51.8 million for the same period of 2008.

In line with previous announcements, year-to-date potassium chloride revenues have more than doubled as a result of increased production. Sales volumes increased more than 200% compared to the same nine-month period last year, as we continue to benefit from our advantageous position as a small player in the potash industry. We expect full-year 2009 sales volumes to reach our target of 550,000 metric tons. Volumes for 2010 should double 2009 target sales and reached approximately 1.1 million metric tons.

Demand in the potash industry continues to be hampered by market uncertainty. While the contracts settled in India have returned some normalcy to the markets, there is still concern over the stability of pricing in the short term, which is keeping some buyers out of the market. However, once China finalizes negotiations for next year, markets should further stabilize.  While there are still doubts in this market in the short term, considering that first half prices were higher than prices observed in the second half of this year, average prices for 2010 should be lower than average 2009 prices. Although it is difficult to predict future prices given the volatility observed during the past 18 months, it is possible that prices towards the end of 2010 move upward slightly as volumes normalize in the potash industry.

We remain very positive regarding the medium- to long-term fundamentals of the potash industry, namely the growing global population and a shift in diet patterns, among others. Furthermore, the lower application rates of fertilizers observed in the last few years must be reversed if the world is to meet the growing demand for grains. We believe that these factors will have a positive influence on demand recovery in the near future.

Gross margin for potassium chloride accounted for approximately 22% of SQM’s consolidated gross margin in the first nine months of 2009.

Industrial Chemicals

Industrial chemicals revenues for the first nine months of 2009 reached US$81.0 million, 8.0% lower than the US$88.0 million recorded for the same period of the previous year.

Revenues for the third quarter totaled US$34.4 million, a decrease of 4.2% with respect to the third-quarter 2008 figure of US$35.9 million.

Demand for traditional applications of industrial chemicals, with the exception of industrial explosives, continues to be subdued by global economic circumstances. However, we have seen a positive, upward trend in quarterly volumes for this business line due to growing demand for nitrates used in thermal storage for solar electricity generation, which have helped to compensate lower sales in traditional uses. This trend should continue in the short- to medium-term as new projects using solar salts come online.  Volumes for solar salt applications in 2010 should be higher than 2009.

Gross margin for the Industrial Chemicals segment accounted for approximately 9% of SQM’s consolidated gross margin in the first nine months of 2009.

Other Commodity Fertilizers

Revenues from sales of other commodity fertilizers and other income reached US$53.4 million in the first nine months of the year, down from US$79.5 million for the same period of the previous year. Revenues were impacted by lower generalized demand for commodity fertilizers and lower average prices.

Selling and Administrative Expenses

Selling and administrative expenses totaled US$58.8 million (5.6% of revenues) for the first nine months of 2009, compared to the US$64.0 million (4.7% of revenues) recorded during the same period of 2008.

Operating Costs

During the first nine months of 2009 operating costs fell due to lower sales volumes and improved operating efficiencies. In addition, operating costs declined due to a stronger U.S. dollar and lower average energy costs.

Non-operating Income

The Company recorded a non-operating loss of US$30.6 million for the first nine months of 2009, which is higher than the US$11.8 million loss recorded for the same period of 2008:
•	The Company has increased its financial debt and cash position/liquidity since 4Q08, which has led to higher financial expenses due to the negative carry of debt.
•
Lower earnings from investments in related companies also affected non-operating results, as the fertilizer business activities of our offshore affiliates were affected by lower global fertilizer prices

Notes:

(1)	Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line. During the 3Q09, adjustments were made to the methodology used to calculate margin which slightly increased the margins of SPN and slightly decreased the margin of potassium chloride.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s world leadership in its three core businesses: Specialty Plant Nutrition, Iodine and Lithium.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Patricio Vargas, 56-2-4252485 / patricio.vargas@sqm.com
Mary Laverty, 56-2-4252074 / mary.laverty@sqm.com
Carolina Rojas, 56-2-4252250 / carolina.rojas@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement
			For the 9-month period ended Sept. 30
(US$ Millions)	For the 3rd Quarter
	2009	2008	2009	2008

Revenues	383.5	589.1	1,049.2	1,376.2

Specialty Plant Nutrition	170.4	341.1	481.7	787.5
Potassium Nitrate and Blended Fertilizers(1)	143.9	281.0	405.1	669.2
Potassium Sulfate	26.5	60.1	76.5	118.3
Iodine and Iodine Derivatives	46.3	66.5	138.1	192.2
Lithium and Lithium Derivatives	31.9	49.8	84.4	137.7
Potassium Chloride	77.8	51.8	210.6	91.3
Industrial Chemicals	34.4	35.9	81.0	88.0
Industrial Nitrates	33.5	33.0	78.8	83.3
Boric Acid	0.8	2.9	2.2	4.6
Other Income	22.8	44.0	53.4	79.5

Cost of Goods Sold	(215.7)	(295.1)	(536.0)	(747.3)
Depreciation	(38.9)	(32.8)	(112.4)	(83.5)

Gross Margin	128.9	261.2	400.7	545.4

Selling and Administrative Expenses	(18.8)	(22.1)	(58.8)	(64.0)

Operating Income	110.1	239.1	342.0	481.4

Non-Operating Income	(8.9)	(10.5)	(30.6)	(11.8)
Financial Income	2.2	1.2	10.1	6.7
Financial Expenses	(7.4)	(4.0)	(23.1)	(14.4)
Others	(3.8)	(7.7)	(17.5)	(4.1)

Income Before Taxes	101.2	228.5	311.4	469.5
Income Tax	(18.0)	(37.9)	(60.4)	(81.0)
Other Items	(0.9)	(0.0)	0.8	(7.5)

Net Income	82.3	190.6	251.7	381.1
Net Income per ADR (US$)	0.31	0.72	0.96	1.45

(1) Includes Yara Specialty fertilizers and Other Specialty fertilizers

Balance Sheet

(US$ Millions)	As of September 30
	2009	2008

Current Assets	1,712.3	1,290.4
Cash and cash equivalents (1)	485.1	156.8
Accounts receivable (2)	413.7	454.5
Inventories	646.7	562.5
Others	166.8	116.5

Fixed Assets	1,264.4	1,045.7

Other Assets	110.6	109.0
Investments in related companies (3)	63.5	68.1
Others	47.1	40.9

Total Assets	3,087.3	2,445.1

Current Liabilities	533.7	380.4
Short-term interest-bearing debt	269.5	36.2
Others	264.1	344.2

Long-Term Liabilities	1,020.1	567.2
Long-term interest-bearing debt	909.5	479.9
Others	110.6	87.2

Minority Interest	43.7	51.4

Shareholders' Equity	1,489.7	1,446.1

Total Liabilities & Shareholders' Equity	3,087.3	2,445.1

Current Ratio (4)	3.2	3.4
Net Debt / Total Capitalization (5)	31.2%	19.4%

(1) Cash + time deposits + marketable securities
(2) Accounts receivable + accounts receivable from related co.
(3) Investments in related companies net oe goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Net interest-bearing debt/ (Net interest-bearing debt + equity+ minority int.)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: October 27, 2009